Mail Stop 3561

May 14, 2008

Via Fax & U.S. Mail

Mr. Timothy R. Wallace
Chief Executive Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

>   **Re: Trinity Industries, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed February 21, 2008**
>   **File No. 1-06903**

Dear Mr. Wallace:

We have received your response letter dated May 6, 2008 and have the following additional comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to confirm that such comment will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Railcar Leasing and Management Services Group, page 20

1. We note your disclosure of EBITDAR, which excludes the effects of depreciation and rental or lease expense from your leasing group's results of operations. You state that you use this measure to eliminate the costs resulting from financings. Please clarify for us and in your filings what you mean by the phrase "costs resulting from financing" and tell us and disclose why you believe it is useful for

Mr. Timothy R. Wallace
Trinity Industries, Inc
Page 2
May 14, 2008

investors to disregard the recurring costs of depreciation and rental or lease expense when evaluating performance of the leasing group. Refer to Items 10(e)(1)(i)(C) and 10(e)(1)(ii)(B) of Regulation S-K. In the alternative, please discontinue use of this non-GAAP performance measure.

You may contact Effie Simpson at (202) 551-3346, or Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. William A. McWhirter, CFO
              (214) 589-8910